# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CapsoVision, Inc, CIK 0001378325
CUSIP: 140935107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18805 Cox Avenue, Suite 250, Saratoga, California (CA), 95070
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002092240

## Reporting persons
- CID Greater China Venture Capital Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,125,732; sole dispositive power 0; shared dispositive power 3,125,732; aggregate amount beneficially owned 3,125,732 (6.7% of the class)
- CID Venture Capital General Partner III, Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,125,732; sole dispositive power 0; shared dispositive power 3,125,732; aggregate amount beneficially owned 3,125,732 (6.7% of the class)
- Altenza International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 3,125,732; sole dispositive power 0; shared dispositive power 3,125,732; aggregate amount beneficially owned 3,125,732 (6.7% of the class)
- Ching Yi Chang: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 0; shared voting power 3,125,732; sole dispositive power 0; shared dispositive power 3,125,732; aggregate amount beneficially owned 3,125,732 (6.7% of the class)
- Chih Cheng Chang: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 0; shared voting power 3,125,732; sole dispositive power 0; shared dispositive power 3,125,732; aggregate amount beneficially owned 3,125,732 (6.7% of the class)

## Item 1. Issuer
Name of issuer: CapsoVision, Inc
Address of issuer's principal executive offices: 18805 Cox Avenue, Suite 250, Saratoga, California, 95070

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G (this "Statement") is being filed by CID Greater China Venture Capital Fund III, L.P. ("CID LP"), CID Venture Capital General Partner III, Limited ("CID Limited"), Altenza International Limited ("Altenza"), Ching Yi Chang ("CYC") and Chih Cheng Chang ("CCC" and, together with CID LP, CID Limited, Altenza and CYC, the "Reporting Persons"). CID Limited is the general partner of CID LP and is wholly-owned by Altenza, which is controlled by CYC and CCC.
Address of principal business office or, if none, residence:
(i) The business address of CID LP is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(ii) The business address of CID Limited is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(iii) The business address of Altenza is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands.

(iv) The business address of CYC is c/o The CID Group, 25th Fl, 97 Tun Hwa S Rd Sec 2 Da-an Dist, Taipei 106, Taiwan.

(v) The business address of CCC is c/o The CID Group, 25th Fl, 97 Tun Hwa S Rd Sec 2 Da-an Dist, Taipei 106, Taiwan.
Citizenship:
(i) CID LP -- Cayman Islands

(ii) CID Limited -- Cayman Islands

(iii) Altenza -- British Virgin Islands

(iv) CYC -- Taiwan

(v) CCC -- Taiwan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page. The percentage reported in this Statement is based upon 46,774,067 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 14, 2025.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement among the Reporting Persons, dated October 29, 2025.

## Signatures
- CID Greater China Venture Capital Fund III, L.P.: /s/ Ching Yi Chang, Director (10/29/2025)
- CID Venture Capital General Partner III, Limited: /s/ Ching Yi Chang, Director (10/29/2025)
- Altenza International Limited: /s/ Ching Yi Chang, Director (10/29/2025)
- Ching Yi Chang: /s/ Ching Yi Chang, Ching Yi Chang (10/29/2025)
- Chih Cheng Chang: /s/ Chih Cheng Chang, Chih Cheng Chang (10/29/2025)